Name of consolidated subsidiary or entity	State or other jurisdiction of incorporation or organization	Date of incorporation or formation (date of acquisition, if applicable)	Attributable interest
THC Industries, LLC	California	12/23/2015 (formed) 2/16/2016 (acquired by us)	100%

Pineapple Express Consulting, Inc.	California	3/16/2017	100%

Pineapple Park, LLC (formerly Yucca Road Lease, LLC)	California	6/27/2017 (Yucca Road formed) 8/3/2017 (acquired by us from Sky Island)	100%